AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                             August-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Aug-01
Current Calculation Date          9-Aug-01
Previous Payment Date             16-Jul-01
Previous Calculation Date         10-Jul-01
-------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-------------------------------------------------------------------------------------------------------
                                        Prior          Deposits       Withdrawals       Balance on
                                       Balance                                       Calculation Date
                                      10-Jul-01                                          9-Aug-01
-------------------------------------------------------------------------------------------------------
Expense Account                        5,634,163.29    4,643,286.11   (3,340,571.40)      6,936,878.00
Collection Account                   102,195,349.42   16,247,366.00  (16,465,697.42)    101,977,018.00
Aircraft Purchase Account                         -               -               -                  -

 - Liquidity Reserve cash balance     85,729,652.00                                      85,729,652.00
-------------------------------------------------------------------------------------------------------
Total                                107,829,512.71   20,890,652.11  (19,806,268.82)    108,913,896.00
-------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                         -
Interest Income                                                                                      -
Aircraft Purchase Payments                                                                           -
Economic Swap Payments                                                                               -
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                  -
-------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                              5,634,163.29
Transfer from Collection Account on previous Payment Date                                 4,626,230.16
Permitted Aircraft Accrual                                                                           -
Interim Transfer from Collection Account                                                             -
Interest Income                                                                              17,055.95
Balance on current Calculation Date
 - Payments on previous payment date                                                     (2,999,426.84)
 - Interim payments                                                                                  -
 - Other                                                                                   (341,144.56)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                       6,936,878.00
-------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            102,195,349.42
Collections during period                                                                16,247,366.00
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                               (2,365,836.71)
 - Permitted Aircraft Modifications                                                                  -
Net Swap payments on previous Payment Date                                               (2,260,393.45)
Aggregate Note Payments on previous Payment Date                                        (11,839,467.26)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     101,977,018.00
-------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                         30,000,000.00
Second Collection Account Reserve                                                        35,000,000.00
Cash Held
 - Security Deposits                                                                     20,729,652.00
                                                                                    -------------------
 Liquidity Reserve Amount                                                                85,729,652.00
                                                                                    -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

-------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Aug-01
Current Calculation Date               9-Aug-01
Previous Payment Date                  16-Jul-01
Previous Calculation Date              10-Jul-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        108,913,896.00
Liquidity Reserve Amount                                                                         (85,729,652.00)
                                                                                              ------------------
Available Collections                                                                             23,184,244.00
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,859,059.21
(II) a)      Class A Interest but excluding Step-up                                                3,199,193.34
     b)      Swap Payments other than subordinated swap payments                                   2,271,071.24
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        549,492.63
(vi)         Class B Minimum principal payment                                                       467,660.36
(vii)        Class C Interest                                                                        748,101.02
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,729,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             567,226.38
(xiv)        Class C Scheduled principal                                                             246,234.38
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,567,872.04
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         108,913,896.00
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,729,652.00
                                                                                              ------------------
                                                                                                  23,184,244.00
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Calculation Date          9-Aug-01
Previous Payment Date             16-Jul-01
Previous Calculation Date         10-Jul-01
-----------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

-----------------------------------------------------------------------------------------------------
                                    Subclass            Subclass       Subclass          Total
Floating Rate Notes                   A-2                 A-3            A-4            Class A

-----------------------------------------------------------------------------------------------------
Applicable LIBOR                             3.83000%        3.83000%        3.83000%
Applicable Margin                             0.3200%         0.4600%         0.5200%
Applicable Interest Rate                     4.15000%        4.29000%        4.35000%
Day Count                                     Act/360         Act/360         Act/360
Actual Number of Days                              30              30              30
Interest Amount Payable                    542,290.51    2,019,875.00      637,027.83
Step-up Interest Amount Payable                    NA              NA              NA
-----------------------------------------------------------------------------------------------------
Total Interest Paid                        542,290.51    2,019,875.00      637,027.83    3,199,193.34
-----------------------------------------------------------------------------------------------------

Expected Final Payment Date            15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date               17-Aug-98       15-Feb-06       15-Aug-00

-----------------------------------------------------------------------------------------------------
Original Balance                       290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance  156,806,894.09  565,000,000.00  175,731,815.99  897,538,710.08
-----------------------------------------------------------------------------------------------------
Extended Pool Factors                          70.16%         100.00%          98.02%
Pool Factors                                   60.51%         100.00%          84.36%
-----------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                               -
Scheduled Principal Payment                         -               -               -               -
Supplemental Principal Payment           3,097,045.80               -    3,470,826.24    6,567,872.04
-----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount      3,097,045.80               -    3,470,826.24    6,567,872.04
-----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                     -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  153,709,848.29  565,000,000.00  172,260,989.75  890,970,838.04
-----------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

------------------------------------------------------------------------------------- ----------------------------------------------
                                             Subclass     Subclass          Total       Subclass         Subclass       Total
Floating Rate Notes                            B-1         B-2             Class B         C-1              C-2        Class C

------------------------------------------------------------------------------------- ----------------------------------------------
Applicable LIBOR                             3.83000%        3.83000%                        3.83000%       3.83000%
Applicable Margin                             0.6000%         1.0500%                         1.3500%        2.0500%
Applicable Interest Rate                     4.43000%        4.88000%                        5.18000%       5.88000%
Day Count                                     Act/360         Act/360                         Act/360        Act/360
Actual Number of Days                              30              30                              30             30
Interest Amount Payable                    252,305.85      297,186.77                      358,621.14     389,479.87
Step-up Interest Amount Payable                    NA              NA                              NA             NA
------------------------------------------------------------------------------------- ----------------------------------------------
Total Interest Paid                        252,305.85      297,186.77      549,492.63      358,621.14     389,479.87      748,101.02
------------------------------------------------------------------------------------- ----------------------------------------------

Expected Final Payment Date            15-Jul-13        15-Jul-08                        15-Jul-13     15-Jun-08
Excess Amortisation Date               17-Aug-98        15-Aug-00                        17-Aug-98     15-Aug-00
------------------------------------------------------------------------------------- ----------------------------------------------
Original Balance                        85,000,000.00   80,000,000.00                   85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance   68,344,700.89   73,078,715.16  141,423,416.05   83,078,257.52  79,485,688.73  162,563,946.25
------------------------------------------------------------------------------------- ----------------------------------------------
Extended Pool Factors                          90.60%         100.00%                          99.76%         99.99%
Pool Factors                                   84.84%          99.40%                          97.33%         99.04%
------------------------------------------------------------------------------------- ----------------------------------------------
Minimum Principal Payment                  226,002.94      241,657.42      467,660.36               -              -               -
Scheduled Principal Payment                274,119.51      293,106.87      567,226.38      142,373.25     103,861.13      246,234.38
Supplemental Principal Payment                      -               -               -               -              -               -
------------------------------------------------------------------------------------- ----------------------------------------------
Total Principal Distribution Amount        500,122.44      534,764.29    1,034,886.74      142,373.25     103,861.13      246,234.38
------------------------------------------------------------------------------------- ----------------------------------------------
Redemption Amount                                                                                   -              -
- amount allocable to principal                                                                     -              -
- amount allocable to premium                                                                       -              -
------------------------------------------------------------------------------------- ----------------------------------------------
Closing Outstanding Principal Balance   67,844,578.45   72,543,950.87  140,388,529.31   82,935,884.27   9,381,827.60  162,317,711.87
------------------------------------------------------------------------------------- ----------------------------------------------


-----------------------------------------------------

Fixed Rate Notes                           D-2

-----------------------------------------------------
Applicable Interest Rate                     8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
-----------------------------------------------------
Total Interest Paid                       708,333.33
-----------------------------------------------------
Expected Final Payment Date           15-Mar-14
Excess Amortisation Date              15-Jul-10
-----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
-----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
-----------------------------------------------------
Total Principal Distribution Amount                -
-----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                  -------------------
- amount allocable to premium                      -
-----------------------------------------------------
Closing Outstanding Principal Balance  100,000,000.00
-----------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date             15-Aug-01
Current Calculation Date          9-Aug-01
Previous Payment Date            16-Jul-01
Previous Calculation Date        10-Jul-01
---------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Aug-01
End of Interest Accrual Period   17-Sep-01
Reference Date                   12-Aug-01

------------------------------------------------------------------------------------------------------

                                    A-2       A-3       A-4       B-1      B-2       C-1       C-2

------------------------------------------------------------------------------------------------------
Applicable LIBOR                  3.64000%  3.64000%   3.64000% 3.64000% 3.64000%   3.64000% 3.64000%
Applicable Margin                  0.3200%   0.4600%    0.5200%  0.6000%  1.0500%    1.3500%  2.0500%
Applicable Interest Rate           3.9600%   4.1000%    4.1600%  4.2400%  4.6900%    4.9900%  5.6900%

------------------------------------------------------------------------------------------------------

-------------------------------------------

Fixed Rate Notes                    D-1

-------------------------------------------

Actual Pool Factor                 100.00%

-------------------------------------------

----------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                  A-2         A-3         A-4        B-1         B-2       C-1        C-2

---------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance 156,806.89  565,000.00  175,731.82  68,344.70  73,078.72  83,078.26  79,485.69
Total Principal Payments                3,097.05           -    3,470.83     500.12     534.76     142.37     103.86
Closing Outstanding Principal Balance 153,709.85  565,000.00  172,260.99  67,844.58  72,543.95  82,935.88  79,381.83

Total Interest                            542.29    2,019.88      637.03     252.31     297.19     358.62     389.48
Total Premium                            0.0000%     0.0000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------

(b) Fixed Rate Notes                      D-2

---------------------------------------------------

Opening Outstanding Principal Balance  100,000.00
Total Principal Payments                        -
Closing Outstanding Principal Balance  100,000.00

Total Interest                             708.33
Total Premium                                   -

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

                                                                                                     All amounts in
                                                                                                     millions of US
                                                                                                     dollars unless
                                                                                                    otherwise stated
                                                  -----------------------------------------------------------------------
                                                                                                  Cumulative to Date
                                                                                                      *Adjusted
                                                                                                      ---------
                                                    Jul-                     Apr-
                                                    Sept  Oct-Dec  Jan-Mar  June   15-Jul  15-Aug            base
                                                    2000    2000     2001    2001   2001    2001    Actual   case  Variance
                                                    ----    ----     ----   ----    ----    ----    ------   -----  --------

                CASH COLLECTIONS
 [1]            Lease Rentals                        30.6    49.6    46.2    46.1    15.7    13.7    202.7  202.70      -
 [2]              - Renegotiated Leases                 -       -       -    (0.1)           (0.6)    (0.7)      -   (0.1)
 [3]              - Rental Resets                       -       -    (0.2)   (0.7)   (0.6)   (0.6)    (2.1)      -   (1.5)
                                                     -----   -----   -----   -----    ----    ----  ------  -------   ---
[4]     S [1]...[3]    Contracted Lease Rentals      30.6    49.6    46.0    45.3    15.1    12.5    199.1  202.70   (1.6)
 [5]            Movement in Current Arrears
                   Balance                           (1.9)    0.2    (2.9)   (0.4)   (0.7)    1.9     (3.8)      -   (5.7)
                less Net Stress-related Costs
 [6]             - Bad Debts                            -    (1.2)   (0.3)      -       -       -    (1.5)  (2.00)    0.5
 [7]             - Security Deposits Drawn Down         -       -     0.4               -       -     0.4             0.4
 [8]             - Restructured Arrears               0.3     0.2     0.4     0.3     0.1     0.1     1.4    1.80    (0.4)
 [9]             - AOG                                  -    (0.7)   (1.4)   (0.9)   (0.3)   (0.3)   (3.6)  (8.50)    4.9
 [10]            - Other Leasing Income                 -       -       -                               -               -
 [11]            - Repossession Costs                   -       -    (0.1)   (0.2)                   (0.3)  (1.60)    1.3
                                                     -----   -----   -----   -----    ----    ----  ------  -------   ---
[12]    S [6]...[11]   sub-total                      0.3    (1.7)   (1.0)   (0.8)   (0.2)   (0.2)   (3.6) (10.30)    6.7
 [13]    [4]+[5]+[12]   Net Lease Rentals            29.0    48.1    42.1    44.1    14.2    14.2   191.7  192.40    (0.7)
[14]            Interest Earned                       0.7     1.6     1.4     1.2     0.3     0.3     5.5    4.00     1.5
[15]            Drawings from Expense Account                           -                               -       -       -
                Maintenance Receipts                  3.2     5.4     3.4     5.0     1.8     1.7    20.5       -    20.5
                Maintenance Payments                 (0.7)   (2.0)   (1.9)   (4.5)   (1.1)   -      (10.2)      -   (10.2)
                                                    -----   -----   -----   -----    ----    ----  ------ -------    ----
[15]            Net Maintenance                       2.5     3.4     1.5     0.5     0.7     1.7    10.3       -    10.3
[16]     S [13]...[15]  Total Cash Collections       32.2    53.1    45.0    45.8    15.2    16.2   207.5  196.40    11.1
                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                            -    (0.1)      -                            (0.1)
[18]             - Re-leasing and other overheads    (0.1)   (4.9)   (0.6)   (0.8)   (0.5)   (0.4)   (7.2)  (4.10)   (3.1)
                                                    -----   -----   -----   -----    ----    ----  ------ -------     ---
[19]     [17]+[18]      subtotal                     (0.1)   (5.0)   (0.6)   (0.8)   (0.5)   (0.4)   (7.3)  (4.10)   (3.2)
                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                      (0.3)   (0.7)   (0.6)   (0.9)   (0.3)   (0.3)   (3.1)  (3.60)    0.5
                 - Rent Collected Fee                (0.3)   (0.7)   (0.6)   (0.9)   (0.3)   (0.3)   (3.1)  (3.40)    0.3
                 - Previous Servicer Fees            (1.8)      -       -                            (1.8)           (1.8)
                                                    -----   -----   -----   -----    ----    ----  ------ -------     ---
[21]            sub-total                            (2.4)   (1.4)   (1.2)   (1.8)   (0.6)   (0.6)   (8.0)   (7.00)  (1.0)
[22]            Other Servicer Fees                  (0.5)   (4.6)   (2.4)   (1.6)   (0.3)   -       (9.3)   (8.10)  (1.2)
                                                    -----   -----   -----   -----    ----    ----  ------ -------     ---
[23]     [21]+[22]      subtotal                     (2.9)   (6.0)   (3.6)   (3.4)   (0.9)   (0.6)  (17.3)  (15.10)  (2.2)
[24]     [20]+[23]     Total Cash Expenses           (3.0)  (11.0)   (4.2)   (4.2)   (1.4)   (1.0)  (24.6)  (19.20)  (5.4)
                NET CASH COLLECTIONS
[25]     [17]   Total Cash Collections               32.2    53.1    45.0    45.8    15.2    16.2   207.5  196.40    11.1
[26]     [24]   Total Cash Expenses                  (3.0)  (11.0)   (4.2)   (4.2)   (1.4)   (1.0)  (24.6) (19.20)   (5.4)
[27]            Movement in Expense Account           2.8     2.8     1.2    (0.3)      -     0.1     6.6       -     6.6
[28]            Interest Payments                   (18.2)  (30.6)  (23.5)  (22.3)   (7.8)   (5.2) (107.6)(111.70)    4.1
[29]            Swap Payments                         0.5     0.3    (0.5)   (3.3)   (2.2)   (2.3)   (7.5)   2.50   (10.0)
[30]            Exceptional Items                       -       -     1.4    47.6     0.1            49.1   53.80    (4.7)
                                                    -----   -----   -----   -----    ----    ----  ------ -------     ---
[31]     S [25]...[30]  TOTAL                        14.3    14.6    19.4    63.3     3.9     7.8   123.5  121.80     1.7
                                                    =====   =====   =====   =====    ====    ====  ====== =======     ===
[32]            PRINCIPAL PAYMENTS
                subclass A                           14.2    11.0    17.0    55.1     3.2     6.6   107.4  105.5     1.9
                subclass B                              -     3.3     2.0     7.6     0.5     1.0    14.4   14.5    (0.1)
                subclass C                            0.1     0.2     0.4     0.6     0.2     0.2     1.7    1.8    (0.1)
                subclass D                              -       -       -       -       -       -       -      -       -
                                                    -----   -----   -----   -----    ----    ----  ------ -------     ---
                Total                                14.3    14.5    19.4    63.3    3.9     7.8    123.50 121.80    1.7
                                                     ====    ====    ====    ====    ===     ===    ====== ======    ===
                Debt Balances
                subclass A                             998.4   973.2    955.9   900.8   897.6   891.0   891.0   892.9
                subclass B                             154.8   151.5    149.5   141.9   141.4   140.4   140.4   140.3
                subclass C                             164.0   163.8    163.4   162.8   162.6   162.4   162.4   162.3
                subclass D                             100.0   100.0    100.0   100.0   100.0   100.0   100.0   100.0
                                                       -----   -----    -----   -----   -----   -----   -----   -----
                TOTAL                                1,403.0 1,388.5  1,368.8 1,305.5 1,301.6 1,293.8 1,293.8 1,295.5
                                                     ======= =======  ======= ======= ======= ======= ======= =======


(Table -- continued)
                                                  Dollar amounts expressed
                                                         as a percentage
                                                          2000 Base Case
                                                          Lease Rentals
                                                  -------------------------
                                                         Cumulative to Date
                                                             *Adjusted
                                                             ---------

                                                            base
                                                     Actual case    Variance
                                                     -----------    --------


                CASH COLLECTIONS
 [1]            Lease Rentals                     100.0% 100.0%    0.0%
 [2]              - Renegotiated Leases            -0.3%   0.0%    0.0%
 [3]              - Rental Resets                  -1.0%   0.0%   -0.7%
 [4]     S [1]...[3]    Contracted Lease Rentals   98.6% 100.0%   -0.8%
 [5]            Movement in Current Arrears
                   Balance                         -1.9%   0.0%   -2.8%
                less Net Stress-related Costs
 [6]             - Bad Debts                       -0.7%  -1.0%    0.2%
 [7]             - Security Deposits Drawn Down     0.2%   0.0%    0.2%
 [8]             - Restructured Arrears             0.7%   0.9%   -0.2%
 [9]             - AOG                             -1.8%  -4.2%    2.4%
 [10]            - Other Leasing Income             0.0%   0.0%    0.0%
 [11]            - Repossession Costs              -0.1%  -0.8%    0.6%
 [12]    S [6]...[11]   sub-total                  -1.8%  -5.1%    3.3%
 [13]    [4]+[5]+[12]   Net Lease Rentals          94.6%  94.9%   -0.3%
[14]            Interest Earned                     2.7%   2.0%    0.7%
[15]            Drawings from Expense Account       0.0%   0.0%    0.0%
                Maintenance Receipts               10.1%   0.0%   10.1%
                Maintenance Payments               -5.0%   0.0%   -5.0%
[15]            Net Maintenance                     5.1%   0.0%    5.1%
[16]     S [13]...[15]  Total Cash Collections    102.4%  96.9%    5.5%
                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                        0.0%   0.0%    0.0%
[18]             - Re-leasing and other overheads  -3.6%  -2.0%   -1.5%
[19]     [17]+[18]      subtotal                   -3.6%  -2.0%   -1.5%
                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                    -1.5%  -1.8%    0.2%
                 - Rent Collected Fee              -1.5%  -1.7%    0.1%
                 - Previous Servicer Fees          -0.9%   0.0%   -0.9%
[21]            sub-total                          -3.9%  -3.5%   -0.5%
[22]            Other Servicer Fees                -4.6%  -4.0%   -0.6%
[23]     [21]+[22]      subtotal
[24]     [20]+[23]     Total Cash Expenses        -12.1%  -9.5%   -2.7%
                NET CASH COLLECTIONS                                 -
[25]     [17]   Total Cash Collections            102.4%  96.9%    5.5%
[26]     [24]   Total Cash Expenses               -12.1%  -9.5%   -2.7%
[27]            Movement in Expense Account         3.3%   0.0%    3.3%
[28]            Interest Payments                 -53.1% -55.1%    2.0%
[29]            Swap Payments                      -3.7%   1.2%   -4.9%
[30]            Exceptional Items                  24.2%  26.5%   -2.3%
[31]     S [25]...[30]  TOTAL                      60.9%  60.1%    0.8%
[32]            PRINCIPAL PAYMENTS
                subclass A                         53.0%  52.0%    0.9%
                subclass B                          7.1%   7.2%    0.0%
                subclass C                          0.8%   0.9%    0.0%
                subclass D                          0.0%   0.0%    0.0%
                Total                              60.9%  60.1%    0.8%


                Debt Balances
                subclass A                           (1.9)
                subclass B                            0.1
                subclass C                            0.1
                subclass D                            -
                                                     ----
                TOTAL                                (1.7)



* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name        Description

------------------------------------------------------------------------------------------------------------------------------------
                    CASH COLLECTIONS
[1]                 Lease Rentals                           Assumptions per the July 2000 Prospectus adjusted for aircraft sales
[2]                 - Renegotiated Leases                   Change in contracted rental cash flow caused by a renegotiated lease
[3]                 - Rental Resets                         Re-leasing events where new lease rate deviated from the 2000 Base Case
[4]  S [1]...[3]    Contracted Lease Rentals                Current Contracted Lease Rentals due as at the latest Calculation Date

[5]                 Movement in Current Arrears Balance     Current contracted lease rentals not received as at the latest
                                                            Calculation Date, excluding Bad debts

                    less Net Stress related Costs
[6]                 - Bad debts                             Arrears owed by former lessees and deemed irrecoverable.
[7]                 - Restructured arrears                  Current arrears that have been capitalised and restructured as a Note
                                                            Payable.
[8]                 - Security deposits drawn down          Security deposits received following a lesse default
[9]                 - AOG                                   Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]                - Other Leasing Income                  Includes lease termination payments, rental guarantees and late payments charges
[11]                - Repossession                          Legal and technical costs incurred in repossessing aircraft.
[12]  S [6]...[11]  sub-total

[13]  [4]+[5]+12]   Net Lease Rentals                       Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                            Net Stress related costs

[14]                Interest Earned                         Interest earned on monthly cash balances
[15]                Net Maintenance                         Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]  S [13]...[15] Total Cash Collections                  Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                    CASH EXPENSES
                    Aircraft Operating Expenses             All operational costs related to the leasing of aircraft.
[17]                - Insurance                             Premium for contingent insurance policies
[18]                - Re-leasing and other                  Costs associated transferring an aircraft from one lessee to another
[19]  [17]+[18]     subtotal

                    SG&A Expenses
[20]                Aircraft Servicer Fees                  Monthly and annual fees paid to Aircraft Servicer
                    - Base Fee                              Fixed amount per month per aircraft
                    - Rent Contracted Fee                   1.00% of rental contracted for the month
                    - Rent Collected Fee                    1.25% of rental received for the month
                    - Previous Servicer Fees                Fees paid to the previous Servicer of AerFi
[21]  [20]          subtotal
[22]                Other Servicer Fees                     Administrative Agent, trustee and professional fees paid to other service providers.
[23]  [21]+[22]     subtotal

[24]  [19]+[23]     Total Cash Expenses                     Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                    NET CASH COLLECTIONS
[25]  [16]          Total Cash Collections                  line 16 above
[26]  [24]          Total Cash Expenses                     line 24 above
[27]                Movement in Expense Account             Movement in Expense Account
[28]                Interest Payments                       Interest paid on all outstanding debt
[29]                Swap payments                           Net swap payments (paid) /received
[30]                Proceeds from Aircraft Sales            Proceeds, net of fees and expenses, from the sale of aircraft
[31]  S [25]...[30] Exceptional Items                       Includes adjustment for aircraft included in the Basecase but not acquired by AerCo

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios
          ---------------                                                               2000
                                 Closing                   Actual              *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                123.5              121.8
          Add Back Interest                                   107.6              111.7
          -----------------
          Add Back Swap Payments                                7.5               -2.5
          ----------------------
a         Net Cash Collections                                238.6              231.0

b         Swaps                                                 7.5               -2.5
c         Class A Interest                                     64.1               72.8
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                     10.5               12.0
f         Class B Minimum                                       8.7                8.1
g         Class C Interest                                     13.1               14.7
h         Class C Minimum                                         -                  -
I         Class D Interest                                      9.2                9.2
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     5.8                6.3
m         Class C Scheduled                                     1.8                1.8
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                 76.9               67.6
                                                        ---------------------------------------
          Total                                               228.1              227.9
                                                        ---------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                              3.33               3.29  = a/(b+c)
          Class B                                              2.12               1.92  = a/(b+c+d+e)
          Class C                                              1.78               1.62  = a/(b+c+d+e+f+g)
          Class D                                              1.66               1.52  = a/(b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                              1.60               1.46  = a/(b+c+d+e+f+g+h+i+j+k)
          Class B                                              1.60               1.46  = a/(b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.60               1.46  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.60               1.46  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                                  -------------------------------------------------------------------------
                                     2000 Base Case         Actual          2000 Adjusted Base Case
                                       15-Jul-00          15-Aug-01                    15-Aug-01
                                  -------------------------------------------------------------------------
   [3]    Assumed Portfolio Value    1,566.7                1,418.1            1,418.1

          Liquidity Reserve Amount
          Cash                          65.0                   65.0               65.0
            - Accrued Expenses           5.0                    7.9                5.0
            - Security Deposits         22.4                   20.7               22.4
                                 -----------           ------------      -------------
          subtotal cash                 92.4                   93.6               92.4
           Letters of Credit               -                      -                  -
                                 -----------           ------------      -------------
          Total Liquidity Reserve       92.4                   93.6               92.4

   [4]    Total Asset Value          1,659.1                1,511.7            1,510.5

          Note Balance
          Class A                      998.4  60.2%           891.0  58.9%       892.9  59.1%
          Class B                      154.8  69.5%           140.4  68.2%       140.3  68.4%
          Class C                      164.1  79.4%           162.4  79.0%       162.3  79.1%
          Class D                      100.0  85.4%           100.0  85.6%       100.0  85.8%
                                 -----------           ------------      -------------
          Total                      1,417.3                1,293.8            1,295.5
------------------------------------------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount